Exhibit 4.23

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 14, 2024, we have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.10 per share (“common stock”). The following summary of terms of our common stock is based upon our restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”) currently in effect under Delaware law. This summary is not complete and is subject to, and qualified in its entirety by reference to, the Charter and the Bylaws. For a complete description of the terms and provisions of the common stock, refer to the Charter and Bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to this Annual Report on Form 10-K. Throughout this exhibit, references to the “Company,” “Devon,” “we,” “our,” and “us” refer to Devon Energy Corporation. We encourage you to read these documents and the applicable portion of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), carefully.

General

Devon’s authorized capital stock consists of:

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1.0 billion shares of common stock; and
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4.5 million shares of preferred stock, par value $1.00 per share (“preferred stock”).

As of February 14, 2023, there were 634,576,752 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of common stock will be entitled to receive dividends out of legally available funds when and if declared by our board of directors. Subject to the rights of the holders of any outstanding shares of preferred stock, holders of shares of common stock will be entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. They will not be entitled to cumulative voting rights for the election of directors. The shares of common stock have no preemptive, conversion or other rights to subscribe for or purchase any of our securities. Upon our liquidation or dissolution, the holders of shares of common stock are entitled to share ratably in any of our assets that remain after payment or provision for payment to creditors and holders of preferred stock.

Preferred Stock

The preferred stock may be issued in one or more series. Our board of directors may establish attributes of any series, including the designation and number of shares in the series, dividend rates (cumulative or noncumulative), voting rights, redemptions, conversion or preference rights, and any other rights and qualifications, preferences and limitations or restrictions on shares of a series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Devon without any vote or action by the stockholders and may adversely affect the voting and other rights of the holders of shares of common stock. The specific terms of a particular series of preferred stock will be described in a certificate of designation relating to that series.

Subject to the Charter and to any limitations imposed by any then outstanding preferred stock, we may issue additional series of preferred stock, at any time or from time to time, with such powers, preferences, rights and qualifications, limitations or restrictions as our board of directors determines, and without further action of the stockholders, including holders of our then outstanding preferred stock, if any.

Certain Anti-takeover Matters

The Charter and Bylaws contain provisions that may make it more difficult for a potential acquirer to acquire us by means of a transaction that is not negotiated with our board of directors. These provisions and certain provisions of the DGCL could delay or prevent a merger or acquisition that our stockholders consider favorable.

These provisions may also discourage acquisition proposals or have the effect of delaying or preventing a change in control, which could harm our stock price. Following is a description of the anti-takeover effects of certain provisions of the Charter and Bylaws.

No cumulative voting. The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. The Charter provides that cumulative voting is not permitted.

Calling of special meetings of stockholders. The Bylaws provide that special meetings of our stockholders may be called only by or at the direction of our board of directors, the chairman of our board of directors, our president or by our secretary upon an appropriately made written request of one or more record holders owning, and having held continuously for a period of at least one year prior to the date such request is delivered, an aggregate of not less than 25% of the voting power of all outstanding shares of our capital stock.

Advance notice requirements for stockholder proposals and director nominations. The Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders or a stockholder requested special meeting of stockholders must provide timely notice of their proposal in writing to our corporate secretary.

Generally, to be timely, a stockholder’s notice regarding an annual meeting of stockholders must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders, a stockholder requested special meeting of stockholders or make nominations for directors.

No action by stockholder consent. The Charter provides that any action required or permitted to be taken by the stockholders of Devon must be effected at a duly called annual or special meeting of Devon’s stockholders, and specifically denies to the stockholders the ability to consent in writing to the taking of any action.

Limitations on liability and indemnification of officers and directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for certain breaches of their fiduciary duties. The Charter provides that directors and officers shall not be liable to the corporation or our stockholders for monetary damages for breaches of their fiduciary duties, subject to the limitations set forth in the DGCL (including the exclusion of breaches of the duty of loyalty from the limitation of liability) as the same exists or may hereafter be amended.

The Charter and Bylaws require us to indemnify our directors, officers, employees and agents in certain circumstances and also authorize us to carry directors’ and officers’ insurance for the benefit of our directors, officers, employees and agents. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in the Charter and Bylaws may discourage our stockholders from bringing lawsuits against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Board authority to amend bylaws. Under the Charter and Bylaws, our board of directors has the authority to adopt, amend or repeal our bylaws without the approval of our stockholders. However, our stockholders also have the right, with the affirmative vote of the holders of at least a majority of the combined voting power of the then-outstanding shares of voting stock and without the approval of our board of directors, to adopt, amend or repeal our bylaws.

General Corporation Law of the State of Delaware. Devon is a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

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prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or
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at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction that results in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 could make it more difficult for a person who would be an “interested stockholder” to effect a “business combination” with Devon. Section 203 of the DGCL may encourage any person interested in acquiring Devon to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in such person becoming an interested stockholder. Section 203 of the DGCL also may make it more difficult to effect transactions involving the Company that our stockholders may otherwise deem to be in their best interests.

Exclusive forum for certain lawsuits. The Bylaws designate the Court of Chancery in the state of Delaware and the federal district courts of the United States of America as the exclusive forums for certain claims involving the Company. This forum selection provision in the Bylaws may limit a stockholder’s ability to bring a claim against us or our directors, officers or employees in a judicial forum that it finds favorable and otherwise may discourage lawsuits with respect to such claims.

Listing

Our common stock is listed and traded on the New York Stock Exchange under the symbol “DVN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is c/o Computershare Investor Services, 150 Royall St., Suite 101, Canton, MA 02021 or P.O. Box 43078, Providence, RI 02940-3078 and its telephone number is (877) 860-5820.